

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

Marc Schneebaum
Chief Financial Officer
Madrigal Pharmaceuticals, Inc.
Four Tower Bridge
200 Barr harbor Drive, Suite 400
West Conshohocken, Pennsylvania 19428

  Re: Madrigal Pharmaceuticals, Inc.
   Registration Statement on Form S-3
   Filed July 17, 2017
   File No. 333-219304

Dear Mr. Schneebaum:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Michael Lawhead